MEMORANDUM

TO:	Vincent Di Stefano

FROM:	Joshua Deringer

DATE:	September 8, 2008

RE:
Registration Statements of Hatteras Multi-Strategy Fund I, L.P. and Hatteras Multi-Strategy TEI Fund, L.P. and Hatteras Multi-Strategy Institutional Fund, L.P. and Hatteras Multi-Strategy TEI Institutional Fund, L.P.

In regards to the above-referenced filings, please note that the prospectus covers were revised to state that “[i]nvesting in the Funds involves a heightened risk of significant loss.” In addition, the following sentence was added to the prospectuses at the end of the section entitled “Special Risks Of Fund Of Funds Structure - Valuation Of Advisor Funds”: “Promoting transparency and receiving necessary information from Advisor Funds may possibly be an impediment to monitoring the performance of the Advisor Funds on a regular basis.”